1-15182





02044090

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

Report on Form 6-K for the month of July 2002 PE 7/31/2002

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

Table of Contents

Press releases and intimations to stock exchange for July 2002 :

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

(Registrant)

Date: 02.08.2002

By: ______________________

(Signature)*

Santosh Kumar Nair

Company Secretary

* Print the name and title of the signing officer under his signature.

Press Release



DR. REDDY'S

Dr. Reddy's announces USFDA approval for Tizanidine HCL tablets

Hyderabad, India, July 3, 2002: Dr Reddy's Laboratories Limited (NYSE: RDY) announced today that the U. S. Food and Drug Administration has issued final approval for the Company's Abbreviated New Drug Application (ANDA) for Tizanidine Hydrochloride tablets 2 mg and 4 mg. The product will be shipped immediately and marketed though the Company's alliance partner, Par Pharmaceuticals.

Tizanidine hydrochloride is the AB-rated generic equivalent of Elan Corporation's Zanaflex®. Zanaflex ® is indicated for the management of increased muscle tone associated with spasticity, a condition affecting the central nervous system ("CNS") causing muscle stiffness and rigidity. As per IMS 2001, the product had annual US brand sales of approximately $160 million.

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

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(2)

DR.REDDY'S

Dr. Reddy's Laboratories Ltd.

July 9, 2002

The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange
National Stock Exchange

Sub : Notice of the Board meeting under Clause 41 of the Listing Agreement

Dear Sir,

The Board of Directors of the Company is scheduled to meet on July 31, 2002 to, inter alia, discuss and take on record the un-audited financial results of the Company for the quarter ended June 30, 2002.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy's Laboratories Ltd.



Santosh Kumar Nair
Company Secretary

Press Release



DR. REDDY'S

(3)

Dr. Reddy's Laboratories Ltd.

Hyderabad ... India

Dr. Reddy's announces USFDA approval for Ciprofloxacin

Hyderabad, India, July 10, 2002 – Dr. Reddy's Laboratories Ltd. (NYSE: RDY) announced today that the U. S. Food and Drug Administration has issued final approval for the Company's Abbreviated New Drug Application (ANDA) for Ciprofloxacin Tablets 100, 250, 500 and 750 mg.

The Company is currently awaiting an appellate court decision on it's action to invalidate the '444 compound patent. Oral argument was held on January 6, 2002. In the event the court holds the '444 compound patent invalid, the Company expects to receive a six-month marketing exclusivity on the 100 mg strength, sales of which were $1.5 million in 2001.

Ciprofloxacin is the AB-rated generic equivalent of Bayer Corporation's Cipro®. Cipro® is a broad-spectrum antibiotic, approved for the treatment of several types of infection. According to IMS 2001, the product had annual US brand sales of approximately $1.2 billion.

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880

Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

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Press Release

DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

Dr. Reddy's announces ANDA filing for Terbinafine HCl Tablets

Hyderabad, India, July 19, 2002 - Dr. Reddy's Laboratories (NYSE: RDY) today announced that the Company had filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration for Terbinafine HCl tablets, equivalent to 250 milligram base with a Paragraph IV certification on the 4,755,534 patent.

Dr. Reddy's notified Novartis Corporation, upon which the latter filed a lawsuit against the Company in the United States District Court for the Southern District of New York, alleging patent infringement on the '534 patent. Dr Reddy's believes that it has the first-to-file status for the product and if successful in its litigation, would enjoy a 180-day marketing exclusivity.

Terbinafine HCl is the generic version of Novartis' Lamisil®. It is indicated for the treatment of Onychomycosis. As per IMS 2001, the product had U.S. brand sales of approximately $460 million (tablets only).

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Press Release

DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880

Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

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Press Release

DR.REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Ragaglitazar (DRF 2725) clinical development suspended

Carcinogenicity studies reveal tumors in rats and mice. Mechanism not yet known. If mechanism of no human relevance – new trials may be initiated and filing for approval may be delayed by close to two years.

Hyderabad, India, July 22, 2002: Dr. Reddy's Laboratories today announced that Novo Nordisk has decided to suspend the clinical development of its dual-acting insulin sensitiser Ragaglitazar (DRF 2725). All current clinical trials involving Ragaglitazar have been stopped and all planned new clinical trials have been postponed, while preliminary data from preclinical studies in rats and mice are being investigated further. Novo Nordisk's decision was taken in response to findings of urine bladder tumours in one mouse and a number of rats treated with Ragaglitazar.

Novo Nordisk will continue other activities in the Ragaglitazar project until it has completed a renewed benefit/risk assessment of Ragaglitazar. This assessment is expected to be ready by the first quarter of 2003.

Mads Krogsgaard Thomsen, Chief Science Officer of Novo Nordisk, said: "The tumours observed may prove to be specific for the rodent species and in that case, they will be of no relevance to humans. However, we have for patient safety reasons decided to take a precautionary approach and stop the ongoing clinical trials while we investigate the preclinical findings in more detail. It is at this point in time not possible to say whether new clinical trials involving Ragaglitazar will be initiated; however, if so, we expect the filing for approval to be delayed by close to two years."

Ragaglitazar (DRF 2725) is a PPAR (peroxisome proliferator-activated receptor) alpha and gamma agonist, which in preclinical and early clinical trials has shown potential to regulate blood glucose and diabetic dyslipidaemia. The compound is out-licensed to Novo Nordisk in March 1997.

About carcinogenicity studies

Preclinical carcinogenicity studies are an integral part of the development of new drugs for chronic use. The purpose of doing preclinical carcinogenicity studies in animals is to investigate in vivo if a new drug has potential of causing tumours after long-time exposure in animals. Due to the complexity of conducting state-of-the-art preclinical carcinogenicity studies, data from such studies do not usually become available until very late in Phase 3 clinical development or just prior to submission of the NDA.

The carcinogenicity studies with Ragaglitazar have been conducted in rats and mice, which are the species most commonly used for such studies.

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880

Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

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DR.REDDY'S

July 31, 2002

The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange
National Stock Exchange

Sub : Board Meeting for declaration of Q-1 results.

Dear Sir,

The Board of Directors of the Company met on July 31, 2002 to, inter alia, discuss and take on record the un-audited financial results of the Company for the quarter ended June 30, 2002.

We are enclosing herewith the following:

1. Un-audited financial results of the company for the quarter ended June 30, 2002.

2. Press Release on "Dr. Reddy's revenue up 51% to Rs.4533 million; Net profit at Rs.1212 million".

3. Summarized un-audited financial results of the company for the quarter ended June 30, 2002 under USGAAP.

The Compensation Committee of Board of Directors also met today and granted 172,732 stock options at an exercise price of Rs.911 per stock option.

Kindly take the above information on record and disseminate on the notice board for the purpose of information.

Thanking you,

Yours faithfully
For Dr. Reddy's Laboratories Ltd.



Santosh Kumar Nair
Company Secretary

DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2002

All amounts in Indian Rupees lakhs, except share data

Sl No.	PARTICULARS	Quarter ended		Year ended
		30.06.2002 (Unaudited)	30.06.2001 (Unaudited)	31.03.2002 (Audited)
1	Net Sales / Income from Operations (including Excise Duty)	35,738	28,384	160,010
2	Other Income	1,662	856	5,153
3	Total Income (1 + 2)	37,400	29,240	165,163
4	Total Expenditure	26,356	21,845	112,027
a	(Increase)/Decrease in stock	(1,117)	(2,481)	(1,101)
b	Material consumed	12,975	13,273	43,997
c	Excise duty	2,234	2,024	7,897
d	Research and development expenses	2,133	1,052	9,803
e	Personnel costs	2,963	2,102	10,059
f	Selling expenses	3,440	2,552	13,438
g	Deferred revenue expenditure written-off	-	-	9,314
h	Provision for decline in long-term investments	-	-	2,174
i	Other expenditure	3,728	3,323	16,446
5	Profit Before Interest, Depreciation, Amortisation,Tax (3 - 4)	11,044	7,395	53,136
6	Interest	138	499	1,090
7	Profit After Interest but Before Depreciation, Amortisation, Tax (5 - 6)	10,906	6,896	52,046
8	Depreciation & Amortisation of Brand Acquisition Cost	1,366	1,124	4,969
9	Provision for Taxation	1,716	421	3,952
10	Deferred Tax Expense/(Benefit)	(190)	-	(2,840)
11	Net Profit (7 - 8 - 9 - 10)	8,014	5,351	45,965
12	Paid - up Equity Share Capital (Face value Rs.5/-(previous year Rs.10/-) each)	3,826	3,820	3,826
13	Reserves (Excluding Revaluation Reserve)	-	-	141,973
14	Aggregate of Non-Promoter share holding			
	-Number of Shares (Face value Rs.5/-(previous year Rs.10/-) each)	56,640,248	28,259,334	56,634,748
	-Percentage of share holding	74.02	73.97	74.02
15	Basic and Diluted EPS for the period (in Rupees) per Rs.5/- share (Note 2)	10.47 (Not Annualised)	7.16 (Not Annualised)	60.41

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2002

All amounts in Indian Rupees lakhs, except share data

Sl. No.	PARTICULARS	Quarter ended 30.06.2002 (Unaudited)	Year ended 31.03.2002 (Audited)
	Segment wise Revenue, Results and Capital Employed:		
1	Segment Revenue :		
	a) Active Pharmaceutical Ingredients and Intermediates	17,837	59,518
	b) Formulations	16,916	62,937
	c) Generics	3,226	41,410
	d) Diagnostics, Critical Care and Biotechnology	967	4,245
	e) Drug Discovery	-	3,436
	Total	38,946	171,546
	Less: Inter segment revenue	2,956	10,463
	Add : Other unallocable Income	1,410	4,080
	Total Income	**37,400**	**165,163**
2	Segment Results :		
	Profit/(loss) before tax and interest from each segment		
	a) Active Pharmaceutical Ingredients and Intermediates	3,816	8,066
	b) Formulations	5,367	21,821
	c) Generics	1,167	34,024
	d) Diagnostics, Critical Care and Biotechnology	81	(63)
	e) Drug Discovery	(901)	(1,756)
	Total	9,530	62,092
	Less: (i) Interest	138	1,090
	(ii) Other un-allocable Expenditure/(Income)	(148)	13,925
	Total Profit before tax	9,540	47,077
3	Capital Employed:		
	a) Active Pharmaceutical Ingredients and Intermediates	41,306	42,657
	b) Formulations	30,483	30,179
	c) Generics	15,138	18,866
	d) Diagnostics, Critical Care and Biotechnology	4,760	4,663
	e) Drug Discovery	345	322
	f) Others	65,940	53,015
	Total	157,972	149,702

Notes:

1. In terms of the Accounting Standard (AS) 17- Segment Reporting issued by the Institute of Chartered Accountants of India (ICAI), the revenue, results and capital employed have been given business segment wise. Although certain assets and liabilities of the Company were used / contracted interchangeably, the Company has classified them to the segments to the extent that are identified and the balance of assets and liabilities were considered as others.
2. Weighted average number of equity shares outstanding during the previous period ended June 30,2001 have been adjusted for the share split and restated accordingly.
3. The Company's Equity Shares of Rs.10/- each were sub-divided into Equity Shares of Rs.5/- each on October 25, 2001 pursuant to a resolution passed by the shareholders at the 17th Annual General Meeting held on September 24, 2001.
4. The Company completed acquisition of BMS Laboratories Ltd. and Merdian (Healthcare) UK Ltd. during the quarter.
5. Revenue for the quarter ended June 30, 2002 includes Rs.1,230 lakhs from sale of Fluoxetine Finished Dosages in US.
6. The figures for the previous periods have been re-grouped, wherever necessary.
7. The above results have been taken on record by the Board of Directors of the Company at its meeting held on July 31, 2002.

By order of the Board
For Dr. Reddy's Laboratories Limited



Satish Reddy
Managing Director & Chief Operating Officer

Place: Hyderabad
Date: July 31, 2002

CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2002

All amounts in Indian Rupees lakhs

Sl No.	PARTICULARS	Quarter ended		Year ended
		30.06.2002 (Unaudited)	30.06.2001 (Unaudited)	31.03.2002 (Audited)
1	Net Sales / Income from Operations (including Excise Duty)	46,079	29,871	168,833
2	Other Income	1,305	774	5,048
3	**Total Income (1 + 2)**	**47,384**	**30,645**	**173,881**
4	**Total Expenditure**	**30,643**	**24,090**	**121,149**
a	(Increase)/Decrease in stock	(707)	(1,550)	(735)
b	Material consumed	13,521	13,329	45,019
c	Excise duty	2,234	2,024	7,897
d	Research and development expenses	1,858	948	9,589
e	Personnel costs	3,945	2,355	12,160
f	Selling expenses	3,596	2,693	14,162
g	Deferred revenue expenditure written-off	-	-	9,314
h	Provision for decline in long-term investments	-	-	1,507
I	Other expenditure	6,196	4,291	22,236
5	**Profit Before Interest, Depreciation, Amortisation, Tax (3 - 4)**	**16,741**	**6,555**	**52,732**
6	Interest	152	515	1,149
7	**Profit After Interest but Before Depreciation, Amortisation, Tax (5 - 6)**	**16,589**	**6,040**	**51,583**
8	Depreciation & Amortisation of Brand Acquisition Cost	1,722	1,164	5,454
9	Provision for Taxation	1,786	427	4,221
10	Deferred Tax Expense/(Benefit)	(102)	453	(3,567)
11	**Net Profit before minority interest (7 - 8 - 9 - 10)**	**13,183**	**3,996**	**45,475**
12	Minority interests in loss of subsidiaries	108	-	319
13	Income attributable to the consolidated group	13,291	3,996	45,794
14	Paid - up Equity Share Capital (Face value Rs.5/-(previous year R	3,826	3,820	3,826
15	Basic and Diluted EPS for the period (in Rupees) per Rs.5/- share	17.37 (Not Annualised)	5.35 (Not Annualised)	60.18

Note The Company has consolidated the financials of the following companies and a partnership firm. OOO JV Reddy Biomed Limited, Reddy Pharmaceuticals Hong Kong Limited, Dr. Reddy's Laboratories Inc., Reddy Cheminor S.A., Reddy Antilles N.V., Dr. Reddy's Farmaceutica Do Brazil Ltda., Zenovus Biotech Limited, BMS Laboratories Ltd., Meridian Healthcare Ltd., Aurigene Discovery Technologies Limited, Aurigene Discovery Technologies Inc., Cheminor Investments Limited, Kunshan Rotam Reddy Pharmaceutical Co. Limited, Compact Electric Limited, DRL Investments Limited, Reddy Netherlands B.V., Reddy Pharmaceuticals Singapore Pte Limited, Reddy US Therapeutics Inc., Globe Enterprises(Partnership firm)

Press Release


DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet
Hyderabad 500 016 India

Tel +91 40 373 1946
Fax +91 40 373 1955

www.drreddys.com

Dr. Reddy's revenue up 51% to Rs.4533 million; Net Profit at Rs.1212 million

Hyderabad, India, July 31, 2002: Dr. Reddy's Laboratories Ltd. today announced its unaudited financial results for the quarter ended June 30, 2002.

Notes

1. *In line with global disclosure standards, the company is commencing reporting its financials on a consolidated basis starting from this quarter.*
2. *Current quarter financials discussions below are on a consolidated basis as per the US GAAP.*
3. *Current quarter consolidated US GAAP financials are not comparable with earlier standalone Indian GAAP releases of the company.*
4. *Brief highlights of the standalone Indian GAAP are provided for reference.*
5. *Detailed analysis of the financials is available on the Company's website at* www.drreddys.com.

Unaudited US GAAP Financials for the quarter ended June 30, 2002 (in Rs million)

Particulars	Q1 FY 03	as a%	Q1 FY 02	as a%	Growth %
Total Revenue	4,533	100%	2,995	100%	51%
Cost of revenues	2,019	45%	1,567	52%	29%
Gross profit	2,514	55%	1,428	48%	76%
Total operating expenses	1,282	28%	912	30%	41%
Operating income	1,232	27%	516	17%	139%
Equity in loss of affiliates	24	1%	28	1%	(14%)
Other expenses/(income) net	(99)	(2%)	32	1%	(400%)
Income before income taxes and minority interest	1,307	29%	456	15%	187%
Income tax benefit/(expense)	(95)	(2%)	(9)	0%	914%
Minority interest	0	0%	(7)	0%	(100%)
Net income	1,212	27%	440	15%	176%
EBITDA	1,510	33%	699	23%	116%
EPS Rs.	15.84		5.89		
EPS US $	0.32		0.13		

Key highlights

- Revenue grew by 51% to Rs.4,533 million (US $93 million) from Rs.2,995 million (US $64 million) compared to the corresponding period last year. Growth driven by increased revenues from Bulk Actives (API) and Generics segments.
- Net Profit at Rs.1,212 million (US $25 million) as against Rs.440 million (US $9 million)in the same period last year. Net Profit margin at 27% as against 15% in the same period last year.
- Earnings before Interest, Depreciation, Tax & Amortization (EBITDA) at Rs.1,510 million (US $31 million) compared to Rs.699 million (US $15 million) in Q1 of last financial year. EBITDA margin at 33% this quarter.
- Earnings per share (EPS) at Rs 15.84 (US $0.32) as against Rs.5.89 (US $0.13) in the corresponding period last year.
- International sales contributed 63% of total revenue. Grew by 78% to Rs.2,872 million from Rs.1,610 million in the same period last year,
- India, USA and CIS countries continue to drive growth, contributing 83% of the total revenue.
- Revenue from API segment increased by 44% to Rs.1,753 million, driven by increase in sales to US and Europe.
- Revenue from Generics segment at Rs.1,070 million from Rs.319 million in the same period last year.
- R&D spend at Rs.205 million as against Rs.62 million in the same period last year.

Generics highlights

- Revenues at Rs.1,070 million as against Rs.319 million in Q1 of last financial year.
- Fluoxetine sales at Rs.798 million, contributing 75% to the total Generics turnover.
- Three ANDAs filed during the quarter. All of them are Para IV filings. Total ANDA filings now at 26.

Branded Formulations highlights

- Revenues in this segment grew by 16% to Rs.1,566 million from Rs.1,354 million in the same period last year.

Branded Formulations – India

- Revenue grew by 13% to Rs.1,042 million from Rs.919 million in the same period last year. Industry growth rate at 10.8% (ORG Apr 02- Jun 02).
- Growth driven by the performance of the top brands like Nise (Nimesulide) & Stamlo Beta (Amlodipine+Atenolol).
- Four new brands launched during the current quarter. As per ORG June'02, Dr. Reddy's ranks number one in terms of new product contribution to total revenues among the top 10 companies.

- Pain management (20%), gastrointestinals (18%) and Cardiovasculars (16%) continue to dominate the business portfolio and together contribute 54% of the turnover in this segment.
- Sales of dental brands acquired from Group Pharmaceuticals contributed Rs.33 million.
- As per ORG Jun'02, the Company is ranked 6th in the Indian formulations market.
- Company ranked 4th as per CMARC prescription audit (March-June '02).

Branded Formulations - International

- Revenue grew by 20% to Rs.524 million from Rs.435 million in the corresponding quarter last year.
- Revenue from Russia grew by 17% to Rs. 343 million. Key contributors include Omez, Enam, Cipro and Keterol, which together have contributed 72% to the total revenues in Russia.

Active Pharmaceutical Ingredients

- Revenue in this segment increased by 44% to Rs.1,753 million from Rs.1,220 million in the same period last year.
- Revenue from India at Rs.520 million. A growth of 37% led by improved sales of Ciprofloxacin and Ranitidine HCl Form 2.
- Sales outside India increased by 46% to Rs.1233 million.
  - Growth led by US at 73% and Europe at 55%. Together contribute 70% of total exports in this segment.
- Regulatory filings: Three DMFs filed in US taking total filings to 29. Three DMFs filed in Europe and One PMF filed in Canada.

Emerging Businesses

- Revenues of Emerging Businesses at Rs.99 million, a growth of 10%.

Indian GAAP Standalone Highlights:

- Net Sales grew by 26% to Rs.3,574 million from Rs.2838 million compared to the corresponding period last year. Growth driven by an increase in sales of Bulk Actives (API) segment.
- Total Income for the quarter at Rs.3740 million.
- Net Profit at Rs.801 million as against Rs.535 million in the same period last year. PAT margin at 22% of total revenue.

General information

The following matters were considered and adopted by the Board of Directors of Dr. Reddy's Laboratories today:

- Unaudited financial results for the quarter ended June 30, 2002 as required under Clause 41 of the listing agreement.
- Compensation Committee of the Board of Directors met today and granted 172,732 options at an exercise price of Rs.911.

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

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Un-audited consolidated financials results as per USGAAP
for the quarter ended June 30, 2002

Particulars	Quarter ended 30.6.2001 in Rs. Thousands	Quarter ended 30.6.2002 in Rs. Thousands	Quarter ended 30.6.2002 in USD thousands
Revenue	2,994,900	4,532,810	92,677
EBITDA	698,645	1,509,580	30,864
Net income	439,879	1,212,257	24,785
Basic EPS	5.89	15.84	0.32
Diluted EPS	5.89	15.84	0.32